O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4448

October 18, 2006

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attention: Donna Levy, Attorney

Dear Sirs/Mesdames:

RE:	CENTRUS VENTURES INC. (the “Company”)
	-	SEC File Number 333-136707
	-	Registration Statement on Form SB-2 originally filed August 17, 2006

We write on behalf of Centrus Ventures Inc. in response to your comment letter dated September 15, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes made from the original filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the Amended Form SB-2.

GENERAL

1.	PLEASE UPDATE YOUR FINANCIAL STATEMENTS, AS INDICATED IN RULE 3-10(g) OF REGULATION S-B.

The Company has updated the Amended Form SB-2 as requested.

2.	PLEASE PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT ACCOUNTANTS IN THE NEXT AMENDMENT.

In response to this comment, we have enclosed an updated consent from the Company’s independent accountants.

3.	WE NOTE YOUR RISK FACTOR DISCLOSURE ON PAGE 8 THAT INDICATES YOUR ACCOUNTANTS BELIEVE THERE IS SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN. PLEASE EXPLAIN WHY THIS MATTER HAS NOT BEEN ADDRESSED IN THE AUDIT OPINION INCLUDED IN THE FILING AS WELL AS IN THE NOTES TO THE FINANCIAL STATEMENTS.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Donna Levy, Attorney

In response to this comment, the Company is advised that the auditors have not included a going concern note on the audit report because they have determined that such a note is unnecessary taking into consideration the following factors as at April 30, 2006:

(i)	the Company had positive working capital of $99,472;
(ii)	the Company held a cash balance of $99,897;
(iii)	the Company had stockholders’ equity of $99,472;
(iv)	the Company incurred a small loss since inception of $26,618;
(v)	the Company had sufficient funds to complete the proposed exploration program; and
(vi)	the Company subsequently had completed Phase I of the geological work program and had sufficient cash on hand to complete Phase II.

Accordingly, the Company had determined to remove the risk factor respecting the Company’s ability to continue as a going concern from the Amended Form SB-2.

COVER PAGE OF PROSPECTUS, PAGE 1

4.	WE NOTE YOUR DISCLOSURE THAT YOU WILL APPLY FOR LISTING ON THE OTCBB. GIVEN THAT ONLY MARKET MAKERS MAY APPLY TO QUOTE SECURITIES ON THE OTCBB, PLEASE REVISE THIS DISCLOSURE. INSTEAD, PLEASE DISCLOSE EXPLICITLY THROUGHOUT THE PROSPECTUS THAT YOUR SECURITIES WILL SELL AT $0.06 PER SHARE UNTIL SUCH TIME THAT THEY ARE QUOTED ON THE OTCBB, AT WHICH TIME THEY WILL SELL AT MARKET PRICES.

The Company has revised the Amended Form SB-2 as requested.

GLOSSARY OF TECHNICAL GEOLOGICAL TERMS, PAGE 5

5.	ITEM 503 OF REGULATION S-B REQUIRES THAT THE RISK FACTORS DISCUSSION FOLLOW THE SUMMARY SECTION. PLEASE MOVE THE GLOSSARY TO THE BACK OF THE PROSPECTUS. IN ADDITION, PLEASE DELETE FROM THE GLOSSARY ANY TERMS THAT ARE NOT USED IN THE PROSPECTUS.

The Company has moved the Glossary to the back of the Amended Form SB-2 and removed all the terms that are not used in the prospectus as requested.

RISK FACTORS

RISKS RELATED TO THE OWNERSHIP OF OUR STOCK

“BECAUSE OUR SOLE EXECUTIVE OFFICER, KEVIN B. EPPS, OWNS 68.1% OF OUR OUTSTANDING COMMON STOCK…” PAGE 10

6.	WE NOTE YOUR DISCLOSURE IN THIS RISK FACTOR. PLEASE ADD ANOTHER RISK FACTOR THAT DISCUSSES THE RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE IN HAVING ONLY ONE OFFICER AND DIRECTOR. FOR EXAMPLE DISCUSS THE RISKS TO THE COMPANY IN REGARD TO THE APPROVAL OF THE COMPENSATION OF THE EXECUTIVE OFFICER, THE OVERSIGHT OF THE ACCOUNTING FUNCTION, AND THE SEGREGATION OF DUTIES.

The Company has added the additional risk factor in the Amended Form SB-2 as requested. See the risk factor in the Amended Form SB-2 entitled “Because we have only one executive officer and director, Kevin B. Epp, investors may find that due to lack of segregation of corporate duties with

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Donna Levy, Attorney

respect to decisions made…”

DILUTION, PAGE 13

7.	WE NOTE YOUR DISCLOSURE IN THIS SECTION. HOWEVER, WE NOTE THAT MR. EPPS PAID $0.01 PER SHARE FOR THE COMMONS STOCK HE BOUGHT IN JANUARY 2006. ACCORDINGLY, PLEASE PROVIDE THE INFORMATION REQUIRED BY PARAGRAPHS (a) AND (b) OF ITEM 506 OF REGULATION S-B.

In response to this comment, the Company has revised the disclosure under the heading “Dilution” in the Amended Form SB-2 to confirm that as the offering is being made solely by the selling stockholders and none of the proceeds will be paid to the Company, the Company’s net tangible book value will be unaffected by the offering.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

GENERAL, PAGE 17

8.	IN THE PARAGRAPH THAT PROVIDES MR. EPP’S EMPLOYMENT HISTORY, PLEASE PROVIDE THE MONTH AND YEAR FOR HIS START WITH TITAN SPORTS MANAGEMENT AND THE MONTH AND YEAR IN WHICH HE BEGAN AND ENDED PLAYING PROFESSIONAL HOCKEY.

The Company has revised the disclosure in the Amended Form SB-2 as requested.

9.	IN REGARD TO THE CONSULTING AGREEMENT THAT YOU HAVE WITH MR. EPP, PLEASE FILE A SUMMARY OF ITS TERMS AS AN EXHIBIT. PLEASE REFER TO ITEM 601(b)(10)(ii)(A) OF REGULATION S-B.

There is no written agreement between the Company and Mr. Epp. The Company has revised the disclosure in the Amended Form SB-2 to indicate that payments for consulting services provided by Mr. Epp are made pursuant to a verbal agreement for an indefinite term, and that the agreement can be terminated at any time. As the terms of the agreement are summarized in the Amended Form SB-2, the Company has not filed a separate exhibit outlining the terms of the agreement.

COMPENSATION, PAGE 17

10.	WE NOTE YOUR DISCLOSURE THAT INDICATES THE COMPANY HAS A VERBAL AGREEMENT WITH ITS OUTSIDE AUDITORS TO PERFORM REQUESTED ACCOUNTING FUNCTIONS. PLEASE CLARIFY FOR US THE NATURE OF THESE SERVICES AND THE NAME OF THE FIRM THAT IS A PARTY TO THIS AGREEMENT. PLEASE REFER TO RULE 2.01 OF REGULATION S-X AND CONFIRM TO US IF TRUE, THAT THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INCLUDED IN YOUR FILING IS THAT OF AN INDEPENDENT FIRM. ADDITIONALLY, PROVIDE AN ANALYSIS FROM THE ACCOUNTING FIRM WHICH EXPLAINS THE EXACT NATURE OF THE SERVICES PERFORMED AND ADDRESS IN DETAIL WHY EACH OF THE SERVICES DOES NOT RESULT IN THEIR INDEPENDENCE BEING IMPAIRED.

In response to this comment, the Company confirms that Telford Sadovnick P.L.L.C., Certified Public Accountants, is an independent accounting firm that does not perform accounting functions for the Company. The accounting functions of the Company are performed by Morgan & Company. Morgan & Company provides basic bookkeeping services for the Company and is an independent third party. They do not perform any audit services for the Company.

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Donna Levy, Attorney

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

CASH REQUIREMENTS, PAGE 26

11.	PLEASE CLARIFY YOUR DISCLOSURE THAT INDICATES YOUR TOTAL EXPENDITURES OVER THE NEXT TWELVE MONTHS ARE ANTICIPATED TO BE APPROXIMATELY $24,000 “INCLUDING” THE REMAINING ESTIMATED COSTS OF THIS OFFERING OF $18,026.

In response to this comment, the Company has revised the total expenditures amount to include estimated costs of the offering.

12.	PLEASE RECONCILE FOR US THE COMPANY’S DISCLOSURES REGARDING CASH REQUIREMENTS. WE NOTE ELSEWHERE IN YOUR DOCUMENT THAT THE COMPANY EXPECTS TO PAY FROM EXISTING CASH HOLDINGS, THE ANTICIPATED $42,500 OF EXPLORATION COSTS. IN ADDITION, YOUR DISCLOSURES INDICATE $24,000 WORTH OF ANTICIPATED OPERATING EXPENDITURES AND AN ADDITIONAL $18,026 OF OFFERING COSTS. PLEASE CLARIFY TO US AND IN YOUR DOCUMENT IF THE CASH ON HAND AS OF THE DATE OF THE PROSPECTUS WILL BE SUFFICIENT TO COVER ALL COSTS YOU DISCUSS. WE NOTE THAT YOU HAVE APPROXIMATELY $77,000 CASH ON HAND.

The Company has revised the disclosure in the Amended Form SB-2 to clarify that the Company’s anticipated expenses, including any offering costs, are expected to be $42,026 over the next twelve months, and that the Company has sufficient cash to meet its estimated expenses over the next twelve months. The Company has also indicated in the Amended Form SB-2 it will require additional financing in order to proceed with any additional work beyond Phase II of its exploration program.

CRITICAL ACCOUNTING POLICIES

MINERAL PROPERTY ACQUISITION PAYMENTS AND EXPLORATION COSTS, PAGE 28

13.	WE NOTE YOUR POLICY DISCLOSURE THAT INDICATES YOU INTEND TO CAPITALIZE EXPLORATION AND DEVELOPMENT COSTS INCURRED SUBSEQUENT TO THE ESTABLISHMENT OF PROVEN AND PROBABLE RESERVES. PLEASE NOTE THAT UNDER U.S. GAAP, ALL EXPLORATION COSTS SHOULD BE EXPENSED AS INCURRED. PLEASE REVISE ACCORDINGLY.

The Company and its auditors do not agree with this comment. The Company's policy that it intends to capitalize exploration and development costs incurred subsequent to the establishment of proven and probable reserves is correct under U.S. GAAP. We refer you to other similar US public exploration stage issuers with similar policy disclosures including Gryphon Gold Corporation and Silver Standard Resources Inc. Accordingly, the Company feels no change is necessary in financial statement footnote disclosure or its SB-2 disclosure.

EXPLORATION EXPENDITURES, PAGE 28

14.	PLEASE MODIFY YOUR DISCLOSURE TO INDICATE IF TRUE THAT A PRODUCTION DECISION IS BASED ON A FINAL FEASIBILITY STUDY BEING COMPLETE.

In response to this comment, the Company has revised the Amended Form SB-2 as requested.

DESCRIPTION OF PROPERTY, PAGE 29

15.	WE NOTE YOUR STATEMENT THAT YOUR ROYAL BLUE CLAIM IS IN GOOD STANDING TO SEPTEMBER 1, 2006. PLEASE UPDATE THE STANDING OF THIS CLAIM.

In response to this comment, the Company has extended the Royal Blue Claim until September 1, 2007 and has revised the Amended Form SB-2 accordingly.

O’Neill Law Group PLLC	5
United States Securities and Exchange Commission
Attention: Donna Levy, Attorney

UNDERTAKINGS, PAGE 41

16.	PLEASE PROVIDE THE UNDERTAKINGS REQUIRED BY ITEM 512(a)(4) AND (g) OF REGULATION S-B.

We believe that the undertakings as provided comply with the revised Item 512(a) of Regulation S-B. The undertaking set out in Item 512(a)(4) was not included as the offering is not a “primary offering” by the Company of its securities. The securities being offered pursuant to the Company’s Registration Statement are being offered by existing security holders and as such, is a secondary offering of securities. As such, the undertaking in Item 512(a)(4) is inapplicable and we believe that it should not be included in the Company’s Registration Statement. The Company has included the undertaking set out in Item 512(g)(2) of Regulation S-B in the Amended Form SB-2.

ENGINEERING COMMENTS

EXPERTS, PAGE 21

17.	PLEASE DISCLOSE THE NAME OF YOUR GEOLOGIC CONSULTANT IN THIS SECTION, AND REFERENCE HIS WRITTEN CONSENT ATTACHED AS AN APPENDIX.

In response to this comment, the Company has added the requested information in the Amended Form SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Conrad Y. Nest"

CONRAD Y. NEST

CYN/dml

Enclosures

cc:	Centrus Ventures, Inc.
Attn: Kevin Epp, Chief Executive Officer